Exhibit 99.1

LAIX Inc. Sets Record Date for Dissemination of Transaction Statement and Plan of Merger for “Going Private” Transaction

SHANGHAI, September 6, 2022 — LAIX Inc. (“LAIX” or the “Company”) (OTC: LAIXY), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that it has set September 6, 2022 as the record date for the dissemination of Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) and the executed plan of merger (the “Plan of Merger”) in connection with a previously announced “going private” transaction contemplated under an Agreement and Plan of Merger (the “Merger Agreement”) the Company entered into with Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, on June 17, 2022.

Holders of record of ordinary shares of the Company as of the close of business on September 6, 2022 (Hong Kong time) will each receive a copy of the Schedule 13E-3 and a copy of the Plan of Merger. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on September 6, 2022 (New York time) will each receive a copy of the Schedule 13E-3. The Schedule 13E-3 and the Merger Agreement are available on the Company’s website at http://ir.laix.com as well as on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov/. The Plan of Merger is substantially in the form attached as Exhibit A to the Merger Agreement.

The merger is currently expected to close in October 2022 and is subject to the terms and conditions set forth in the Merger Agreement. If completed, the merger will result in the Company becoming a privately held company, and its ADSs will no longer be quoted on the OTC Market, and the Company’s ADS program will be terminated.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; PRC governmental policies, laws and regulations relating to the Company’s industry; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; the occurrence of any event, change or other circumstances that could give rise to the right of any party to terminate the definitive merger agreement for the going-private transaction; the outcome of any legal proceedings that may be instituted against LAIX Inc. or its shareholders or directors; the ability to meet the closing conditions to the merger and the going-private transaction; a delay in closing the merger and the going-private transaction; business disruptions from the proposed merger that will harm LAIX’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger and the going-private transaction; certain restrictions during the pendency of the merger and the going-private transactions that may impact LAIX’s ability to pursue certain business opportunities or strategic transactions; the ability of LAIX to retain and hire key personnel; uncertainty as to the long-term value of the ordinary shares of LAIX following the merger and the going-private transaction; the continued availability of capital and financing following the merger and the going-private transaction; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

LAIX Inc.

Investor Relations

E-mail: ir@laix.com